Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

OFFICE DEPOT, INC.,

A DELAWARE CORPORATION

Section 3 of Article VI of the Amended and Restated Bylaws of Office Depot, Inc. is hereby amended and restated to read as follows:

“Section 3. Chairman and Lead Director. During the Specified Post-Merger Period, the Chairman of the Board and Lead Director (or only the Lead Outside Director, if the Chief Executive Officer is appointed to also serve as the Chairman of the Board pursuant to Article III, Section 2 of these Bylaws) shall be (A) a Continuing Office Depot Director designated by the Continuing Office Depot Directors Committee from and after November 12, 2013 (the “Appointment Date”) until the date of the first meeting of the Board of Directors immediately following the termination of that certain Agreement and Plan of Merger, dated as of February 4, 2015 (as amended, restated, supplemented or otherwise modified from time to time), among the corporation, Staples, Inc. and Staples AMS, Inc. (such date, the “Rotation Date”), and (B) a Continuing OfficeMax Director designated by the Continuing OfficeMax Directors Committee from and after the Rotation Date until the expiration of the Specified Post-Merger Period.”